[redacted]

10028825

AB
3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMBASSADOR FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 NORTH CEDAR CREST BOULEVARD, SUITE 508
(No. and Street)

ALLENTOWN	PA	18104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW RESCH 610-351-1633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

One Windsor Plaza, 7535 Windsor Drive, S	Allentown	PA	18195
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FEB 25 2010

Washington, DC
105

3/16/2010

OATH OR AFFIRMATION

I, MATTHEW RESCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMBASSADOR FINANCIAL GROUP, INC., as of DECEMBER 31, 20 009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly E. Cooper, Notary Public
City of South Whitehall, Lehigh County
My Commission Expires May 18, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ambassador Financial Group, Inc.

Financial Report

December 31, 2009

Ambassador Financial Group, Inc.

Table of Contents
December 31, 2009 and 2008

Financial Statements

Supplementary Information

ParenteBeard

Independent Auditors' Report

To the Board of Directors
Ambassador Financial Group, Inc.

We have audited the accompanying statements of financial condition of Ambassador Financial Group, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ambassador Financial Group, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Allentown, Pennsylvania
February 23, 2010

Ambassador Financial Group, Inc.

Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Current Assets		
Cash and cash equivalents	$791,384	$539,273
Commissions receivable	11,860	6,135
Prepaid expenses	75,264	62,721
Total Current Assets	878,508	608,129
Furniture and equipment, net of accumulated depreciation.	39,410	39,956
Other Asset, Deposits	33,529	32,096
Total Assets	$951,447	$680,181
Liabilities and Stockholders' Equity		
Current Liabilities		
Commissions payable	$4,800	$ 2,481
Payroll taxes payable	----	80,888
Accrued expenses	5,653	2,429
Total Current Liabilities	10,453	85,798
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	25,000	25,000
Retained earnings	915,994	569,383
Total Stockholders' Equity	940,994	594,383
Total Liabilities and Stockholders' Equity	$951,447	$680,181

See Notes to financial statements.

Ambassador Financial Group, Inc.

Statements of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$3,449,637	$2,512,526
Consulting income	---	12,264
Total Revenues	3,449,637	2,524,790
Expenses		
Compensation and benefits	2,236,173	1,648,533
Occupancy and equipment	85,100	52,676
Clearing charges and licenses	57,995	23,926
Professional fees	50,421	66,485
Research services	87,559	69,794
Marketing and publications	60,841	37,679
Other operating	138,650	100,298
Total Expenses	2,716,739	1,999,391
Net Ordinary Income	732,898	525,399
Other Income		
Interest income	3,713	5,498
Total Other Income	3,713	5,498
Net Income	$736,611	$ 530,897

See Notes to financial statements.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2009 and 2008

	Common Stock	Retained Earnings	Total
Balance - December 31, 2007	$25,000	$286,486	$311,486
Capital distributions	---	(248,000)	(248,000)
Net income	---	530,897	530,897
Balance - December 31, 2008	25,000	569,383	594,383
Capital distributions	----	(390,000)	(390,000)
Net income	---	736,611	736,611
Balance - December 31, 2009	$25,000	$915,994	$940,994

See Notes to financial statements.

Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Net Cash from Operating Activities		
Net income	$736,611	$530,897
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,233	1,378
(Increase) decrease in receivables	(5,725)	13,627
(Increase) decrease in prepaid expenses	(12,543)	(25,415)
(Increase) decrease in deposits	(1,433)	(196)
Increase (decrease) in accrued commissions	2,319	(2,391)
Increase (decrease) in accrued expenses	3,224	(5,433)
Increase (decrease) in payroll tax liability	(80,888)	(64,280)
Net Cash Provided by Operating Activities	645,798	448,187
Net Cash from Investing Activities		
Purchase of furniture and equipment	(3,687)	(41,334)
Net Cash from Financing Activities		
Capital distributions	(390,000)	(248,000)
Increase in Cash and Cash Equivalents	252,111	158,853
Cash and Cash Equivalents - Beginning of Year	539,273	380,420
Cash and Cash Equivalents - End of Year	$791,384	$539,273

See Notes to financial statements.

Notes to Financial Statements
December 31, 2009 and 2008
Note 1 - Nature of Business

Ambassador Financial Group, Inc. (the "Company") was incorporated on August 22, 2006 and commenced operations September 18, 2006. Ambassador Financial Group, Inc. obtained its broker-dealer license on June 11, 2007. Ambassador Financial Group, Inc. is a Pennsylvania corporation that derives substantially all of its income by rendering comprehensive investment and consulting services to financial institutions. The Company is registered in Delaware, Indiana, Massachusetts, Nevada, New Jersey, New York, Pennsylvania and Virginia. The Company executes investment transactions at the direction and on behalf of its customers. The securities are cleared and commissions are earned through a third-party and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is a member and is subject to examination and supervision by the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Income Taxes

By consent of its stockholder, the Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for individual federal and state income taxes on the Company's taxable income. Consequently, no provision for income taxes has been presented on the financial statements.

Effective January 1, 2008, the Company adopted recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statements of operations.

Years that remain open for potential review by the Internal Revenue Service are 2006 through 2008.

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (Continued)

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rules 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more designated bank accounts.

Revenue Recognition

The Company recognizes revenues on the accrual basis as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Placement and other fees are recognized as income when the Company renders the related services.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and short-term investments. The Company maintains its cash and short-term investments in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2009, cash balances in excess of federally insured limits was $541,384.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Notes to Financial Statements
December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (Continued)

Commissions Receivable

Commissions receivable are stated at outstanding balances. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The allowance for doubtful accounts receivable was $-0- at December 31, 2009 and 2008, respectively.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is computed on the straight-line method over 5 to 10 years.

Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in financial income and expenses.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2009 and 2008; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events – The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2009 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 18, 2010 the date these financial statements were issued.

Note 3 - Deposit with Clearing Organization

A minimum of $30,000 in cash is required to be deposited with the third-party firm as part of the operating agreement. Currently the amount of that deposit is $ 31,362.

Notes to Financial Statements
December 31, 2009 and 2008

Note 4 - Net Capital and Other Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. As of December 31, 2009 and 2008, the Company had net capital of $824,153 and $490,924, respectively, which was $819,153 and $485,204, respectively, in excess of its required net capital of $5,000 and $5,720, respectively. The Company's aggregate indebtedness to net capital ratio was .01 to 1 at December 31, 2009 and .18 to 1 at December 31, 2008.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefit of customers.

Note 5 - Commitments

The Company has leased its office under an operating lease agreement which expires on August 31, 2013. Lease expense for the years ended December 31, 2009 and 2008 totaled $55,541 and $30,282, respectively.

Future minimum lease payments by year and in the aggregate, under the above lease agreement are as follows:

2010	$57,544
2011	59,729
2012	61,914
2013	42,248
	$221,435

Note 6 - Retirement Plan

The company has established a Simple IRA Plan for all eligible employees beginning in 2008. For all eligible employees, the company has elected a 3% matching contribution in the amount of $46,035 and $35,965 for the years ended December 31, 2009 and 2008, respectively.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009 and 2008

	2009	2008
Net Capital		
Total stockholder's equity	$940,994	$594,383
Deductions from and/or changes to member's equity:		
Prepaid expenses	75,265	62,721
Office Furniture	39,410	39,956
Deposit	2,166	782
Total Nonallowable Assets	116,841	103,459
Net Capital	824,153	490,924
Computation of basic net capital requirement:		
Minimum net capital required	5,000	5,720
Net Capital in Excess of Minimum Requirement	$819,153	$485,204
Net Capital as Reported on the Company's FOCUS Report - Part IIA	$824,153	$490,924
Computation of Aggregate Indebtedness		
Aggregate indebtedness	$10,453	$ 85,798
Percentage of aggregate indebtedness to net capital	1.27%	17.48%
Ratio of aggregate indebtedness to net capital	.01 to 1	.18 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part IIA of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

ParenteBeard

Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Ambassador Financial Group, Inc.

In planning and performing our audit of the financial statements of Ambassador Financial Group, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Allentown, Pennsylvania
February 23, 2010

ParenteBeard

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Ambassador Financial Group, Inc.
1605 North Cedar Crest Boulevard, Suite 508
Allentown, PA 18104-2355

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Ambassador Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ambassador Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Ambassador Financial Group, Inc.'s management is responsible for the Ambassador Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Allentown, Pennsylvania
February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067525 FINRA DEC
AMBASSADOR FINANCIAL GROUP INC 11*11
1605 N CEDAR CREST BLVD STE 508
ALLENTOWN PA 18104-2355

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Matthew Resch (610) 351-1633

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,393

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,072)
July 28, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,321

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,321

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMBASSADOR FINANCIAL GROUP INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Co-CEO
(Title)

Dated the 23 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,557,096
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,557,096
2e. General Assessment @ .0025	$ 6,393
	(to page 1 but not less than $150 minimum)